Exhibit 99.2

MARCH 16, 2022 Wallbox NV NYSE:WBX Fourth Quarter and Full Year 2O21 Earnings

Forward-Looking Statements This presentation includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this Letter to Shareholders that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding manufacturing quantities and capacity, Wallbox’s financials including future generation of revenue, cost savings and funding of Wallbox’s business plan, future technologies at Wallbox’s new facilities, developing of new products and industry related expectations and assumptions. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “predict,” “potential,” “continue” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Wallbox’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to health pandemics including those of COVID-19; losses or disruptions in Wallbox’s supply or manufacturing partners; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; and other important factors discussed under the caption “Risk Factors” in Wallbox’s Registration Statement on Form F-1 filed with the SEC on November 1, 2021, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. 2

Corporate Overview Enric Asuncion, CEO 3

Q4 2021 Highlights

Rapid product innovation cycles + vertical integration + expanding global reach = continued momentum

165%
Q4 YoY Revenue Growth

44,000
Units Deployed

1st
Supernova DC fast chargers delivered

Agile, vertically integrated
SUPPLY CHAIN

98
Countries with Commercial Activity

$250M
Capital raised to support strategic plan through 2025

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THE WALLBOX FUTURE Be the provider of all-in-one renewable energy solutions with the charger at the center Peer to Peer Energy Transactions Generate your own energy from renewable energy sources and trade it with others locally Automatic Charging charger starts charging when electricity costs are low or renewable energy becomes available Recommend Habit Changes Based on user data, Wallbox recommends cost- and Utility Consulting energy-saving measures Based on user data and preferences, Wallbox shares energy provider recommendations Energy Trading Energy as Payment Automated trading of energy to Transfer renewable energy the grid based on historical data Energy Storage stored in your vehicle to your Use Vehicle-to-Grid and/or Vehicle-to-Home technology home or to the grid to pay for services 5

2021 At A Glance:
Delivered on full-year revenue and margin targets

Strong Financials
- $86.5M revenue[1] = 266% yoy growth
- 38.2% gross margin
- Operating in 98 markets
- Continued strength in established markets: Italy, Spain, and Norway
- Exceptional strength in new strategic markets: U.S., Germany, the UK, and the Netherlands

Solid Execution
- Expanded product portfolio
- Expanded geographic footprint
- Expanded global manufacturing capabilities
- First Supernova delivered
- Installed base of almost 200k devices
- Differentiated architecture winning customer mindshare

Well Positioned
- Completed de-SPAC with Kensington Capital Acquisition Corp II
- Raised $250 million
- Differentiated product supports disciplined pricing
- Strategic investments that will accelerate vision
- Vertical integration supports cost control and mitigation against supply chain disruptions

Strong Partnerships
IBERDROLA, Uber, izi by EDF, POLARIS, HYUNDAI, Mercedes-Benz, NISSAN, SUNPOWER®, NAPA

1. Rate of 1.208 USD/EUR consistent with rate used in September 2021 financial model

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Bi-directional charging & Energy management Realizing the future of charging with Quasar PIONEERING TECH One of the first bi-directional chargers in the world for residential use BI-DIRECTIONAL Changes the flow of energy to enable V2G and V2H CUTTING-EDGE TECH Advanced facial recognition and gesture control AFFORDABLE One of the most cost-competitive bi-directional DC chargers on the market1 EASY TO INSTALL Installs in as little as 5 minutes 7 Wallbox market research

2022 Focus Areas

New Product Innovation

QUASAR 2*
Bi-directional charger can power a home for 3+ days, compatible with CCS Standards Innovative energy management platform

ATLAS
Proprietary CPU forms basis for addition of more intelligent features across product suite

SUPERNOVA*
Public DC fast charger delivers up to 60 kW of power, delivering 100km of driving in <15 minutes

SIRIUS
Innovative energy management platform

PUBLIC CHARGING SOLUTIONS

Unique DC technology transforms the public charging experience



* Dependent on vehicle (battery) type and energy usage

wallbox

2O22 Focus Areas Operational Excellence BARCELONA FACILITY “D26” We are an international company, Opened in 2021 with sales, manufacturing facilities ARLINGTON, TX FACILITY and offices worldwide. Opens in 2022 184 SALESPEOPLE Operating in 98 counties around the world +1,000,000 UNIT CAPACITY exiting 2022 9

2O22 Focus Areas Profitable Growth POSITIVE EBITDA Strong secular tailwinds provide exiting 2024 attractive base for future growth POSITIVE FREE CASH FLOW exiting 2025 30 € CONTINUED MARGIN UPSIDE 25 € REMAIN COMMITTED S 20 € N to previously communicated O I 15 € revenue targets L L MI 10 € 5 € 0 € Q1-21 Q2-21 Q3-21 Q4-21 2O 2 1 Q U A R T E R L Y R E V E N U E 10

Financial Review Jordi Lainz, CFO 11

Financial & Operational Highlights 2021 INCOME STATEMENT1 BALANCE SHEET2 OPERATING METRICS Revenue $ 86,467 Cash & Units sold ~129,000 $193,569 Equivalents Headcount ~900 YoY Growth 266% LT Debt $19,943 Countries 98 Investments in Gross Margin 38.2% $32,769 PP&E + Intangibles 2022 Mfg. Capacity +1,000,000 “I’m very pleased with our record quarterly and annual results. Revenue, gross profit, units, geographic footprint, headcount, and breadth of product portfolio all showcase the exciting phase Wallbox is in today.” – Jordi Lainz 1. Rate of 1.208 USD/EUR consistent with rate used in September 2021 financial model 2. Spot rate of 1.14 USD/EUR on December 31, 2021 12

Closing Thoughts 13

2O22 Outlook1 Continued strength across the board In euro, between = growth between Q1 2022 Revenue €26M & €28M 170% & 190% Full-year 2022 Revenue €175M & €205M 145% & 190% @1.208 USD/EUR2 Midpoint of $230M 1. Forward looking guidance is provided in euro to remove potential impact of currency volatility 2. Rate consistent with that used in September 2021 financial model 14

D26 VIDEO PLACEHOLDER

15 Questions & Answers 16

Appendix 17

Consolidated Statement of Profit or Loss – in EUR Unaudited, in € 000s For the Year Ended, For the Quarter Ended, December 31, December 31, 2021 2020 2021 Revenue 71,579 19,677 25,939 Change in inventories and raw materials and consumables used (44,253) (10,574) (16,410) Employee benefits (30,846) (9,806) (9,577) Other operating expenses (45,905) (8,192) (27,668) Amortization and depreciation (8,483) (2,379) (2,957) Other income 656 289 (22) Operating Loss €(57,254) €(10,984) €(30,696) R&D Capitalization (11,976) (7,177) (4,682) One off expenses 12,211 12,211 Employee Stock Option Plan 3,636 2,586 2,147 Amortization and depreciation 8,483 2,379 2,957 Other income (656) (289) (22) Adjusted EBITDA1 €(45,556) €(13,485) €(18,085) 1. See slide 24 for definitions

Consolidated Statement of Profit or Loss – in USD Unaudited, in $ 000s For the Year Ended, For the Quarter Ended, December 31, December 31, 2021 2020 2021 Revenue 86,467 23,770 31,334 Change in inventories and raw materials and consumables used (53,458) (12,773) (19,823) Employee benefits (37,262) (11,845) (11,570) Other operating expenses (55,454) (9,896) (33,423) USD/EUR Amortization and depreciation (10,248) (2,874) (3,572) Other income 792 349 (27) 1.208 Operating Loss $(69,162) $(13,268) $(37,081) @ R&D Capitalization (14,467) (8,670) (5,655) USD One off expenses 14,751—14,751 In Employee Stock Option Plan 4,392 3,124 2,593 Amortization and depreciation 10,248 2,874 3,572 Other income (792) (349) (27) Adjusted EBITDA1 $(55,031) $(16,290) $(21,847) 1. See slide 24 for definitions

Cash & Cash Equivalents – EUR Unaudited, in € 000’s Year Ended December 31 2021 2020 Cash and cash equivalents at 31 December 113,865 22,338 Financial Investments at 31 December1 56,981 239 Cash , cash equivalents and Financial Investments at 31 December € 170,846 € 22,577 1. Financial Investments are included in Other Current Financial Assets

Cash & Cash Equivalents—USD Unaudited, in $ 000’s Year Ended December 31 2021 2020 Cash and cash equivalents at 31 December 129,009 27,409 Financial Investments at 31 December1 64,559 294 Cash , cash equivalents and Financial Investments at 31 December $193,569 $27,702 Average annual USD/EUR spot rate applied2 1.133 1.227 1. Financial Investments are included in Other Current Financial Assets 2. 2021 rate used is 1.133 USD/EUR and 2020 is 1.227

Investments in PP&E and Long-term Borrowing—EUR Unaudited, in € 000’s For the Year Ended, December 31, 2021 2020 Investments in Property, plant and equipment and Intangible Assets Property, plant and equipment 19,851 4,029 Intangible assets -excluding R&D (salaries 2,213 5,895 capitalized) Total Investments in Property, plant and equipment and € 22,065 € 9,924 Intangible Assets Total Loans and Long-term borrowings € 17,602 € 9,744

Investments in PP&E and Long-term Borrowing—USD Unaudited, in $ 000’s For the Year Ended, December 31, 2021 2020 Investments in Property, plant and equipment and Intangible Assets Property, plant and equipment $23,731 $5,351 Intangible assets -excluding R&D (salaries $9,038 $8,692 capitalized) Total Investments in Property, plant and equipment and $32,769 $14,043 Intangible Assets Total Loans and Long-term borrowings $19,943 $11,956 Average annual USD/EUR spot rate applied1 $1.133 $1.227 1. 2021 rate used is 1.133 USD/EUR and 2020 is 1.227

Definitions and Disclosures 2021 1) Adjusted EBITDA is defined as net income (loss) before depreciation and amortization, provision (benefit) for income taxes and net finance cost adjusted to take account of the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These non-cash and other items include, but not are limited to; share of loss (profit) from equity method investments, Employee Stock Purchase Plan fair valuation impact, wages and benefits for employees incurred on development activities capitalized as intangible assets and other one-off expenses related to special operations. 2) Operating loss consists of Wallbox’s revenue and other income less changes in inventories and raw materials and consumables used, Definitions employee benefits, other operating expenses and amortization and depreciation. 3) Wallbox’s revenue consists of retail sales of charging solutions for EVs, which includes electronic chargers and other services. 4) Gross Margin is defined as revenue less changes in inventory, raw materials and other consumables used. 5) Other operating expenses primarily consist of professional services, marketing expenses, external temporary workers expense, delivery expense, insurance premiums and other expenses, including leases of machinery with lease terms of 12 months or less and leases of office equipment with low value, including IT equipment .